Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

Registration No. 333-150599

ASPYRA, INC.

1,851,945 Shares of Common Stock

Prospectus

The selling stockholders named in this prospectus are offering to sell up to 1,851,945 shares of common stock of Aspyra, Inc., representing shares issuable upon exercise of outstanding warrants, which were issued by us to the selling stockholders in a private placement. We will not receive any proceeds from the resale of shares of our common stock.

The 1,851,945 shares included in this prospectus represent a portion of the aggregate 5,496,646 shares issuable upon exercise of the warrants issued to the selling stockholders in the private placement. This portion was calculated as approximately 33% of the Company’s aggregate common shares issued and outstanding less shares held by affiliates of the Company, the selling stockholders, and affiliates of the selling stockholders, which was 5,611,955 shares, as of March 26, 2008, the date of the closing of the private placement.

Concurrently with this offering by the selling stockholders, the Company has registered for resale, by other selling stockholders, pursuant to the Company’s Post-Effective Amendment No. 2 to Form SB-2 on Form S-3, SEC File No. 333-134926, 5,400,000 shares of common stock.

Our common stock currently trades on the American Stock Exchange under the symbol “APY.”  On July 14, 2008, the last reported sale price for our common stock on the American Stock Exchange was $0.55 per share.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 29, 2008

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed on Form S-3 with the Securities and Exchange Commission or SEC. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement are not necessarily complete, and you should review the referenced document itself for a complete understanding of its terms.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference facilities located at 100 F Street Room 1580, Washington, DC 20549, and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ‘incorporate by reference’ the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this prospectus.

Aspyra, Inc. Filings (File No. 001-13268)

• our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008;

• our quarterly report on Form 10-Q for the three months ended March 31, 2008, filed with the SEC on May 15, 2008;

• our current reports on Form 8-K filed on January 7, 2008, February 1, 2008, February 28, 2008, March 17, 2008, April 1, 2008, June 9, 2008, and July 2, 2008; and

• the description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on February 10, 2000.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Aspyra, Inc., 26115-A Mureau Road, Calabasas, California 91302, attention: chief executive officer, telephone: (818) 880-6700.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our common stock. Aspyra, Inc. is referred to throughout this prospectus as “Aspyra,” “the Company”, “we” or “us.”

Our Company

Aspyra, Inc., formerly known as Creative Computer Applications, Inc., is a healthcare information technology and service provider that specializes in Clinical Information Systems (“CIS”) and Diagnostic Information Systems (“DIS”) for

healthcare providers. As a result of its merger with StorCOMM, Inc., a private company, on November 22, 2005, Aspyra broadened its portfolio of products to include the Picture Archive Communication Systems (“PACS”) products that were developed and sold by StorCOMM. In connection with the merger, the Company changed its name to Aspyra, Inc. and StorCOMM’s name was changed to Aspyra Diagnostic Solutions, Inc. (“ADSI”).

Aspyra’s software and services for hospitals and clinic-based laboratories, orthopedic centers, and hospital imaging departments are highly scalable and can be used by a broad variety of healthcare providers. Clinical information is data that is gathered concerning each individual patient’s health condition, diagnosis, and treatment that are used by doctors, nurses and other healthcare providers. Such data may include laboratory test results, transcribed reports of radiological or imaging procedures, digital diagnostic images, and other clinical and diagnostic data. Aspyra’s products are deployed to provide automation of clinical information and digital diagnostic images that facilitate the operation of clinical departments and allows the rapid recording and processing of information that can be communicated, documented, and delivered to healthcare providers.

Currently, we market a product line that includes a Laboratory Information System (LIS) under the trade name CyberLAB ® , a general purpose PACS system under the trade name AccessNET™, a Radiology Information System (“RIS”) under the trade name CyberRAD ® , a RIS/PACS integrated system under the trade name AccessRAD™, a specialty PACS system under the trade name AccessMED™, an Anatomic Pathology System under the trade name of CyberPATH ® , a WebGateway™ portal for physician access to its CIS applications, and other related clinical and diagnostic application modules. In February 2008 we notified our customer base that we will discontinue support in February 2009 of our Pharmacy Information System previously marketed under the trade name CyberMED ® .

Our corporate offices are located at 26115-A Mureau Road, Calabasas, California 91302. Our telephone number is (818) 880-6700 and our website address is www.aspyra.com. Information contained on our website or any other website does not constitute part of this prospectus. Our business consists of three operational areas:(1) Clinical Information System and Diagnostic Information System products, (2) service of our customer’s installations, and (3) implementation services.We generate revenues from the licensing of application software, the sale of hardware, and the provision of implementation and long-term post implementation services. We sells our CIS and DIS systems directly through its own sales force in North America, through channel partners and distributor programs with other companies, and has reseller agreements in certain international markets.

This Offering

On March 26, 2008 (the “Closing Date”), we entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, Jay Weil as collateral agent, and the purchasers named on the signature pages thereto (the “Purchasers”).

Pursuant to the Purchase Agreement, the Company issued and sold to the Purchasers, all of whom are accredited investors, $2,775,000 in principal amount of secured convertible notes (the “Purchaser Notes”) (including $600,000 in Purchaser Notes that was rolled over from bridge loans), and warrants to purchase 5,045,453 shares of the Company’s common stock (“Purchaser Warrants”). The Purchaser Notes are convertible into shares of the Company’s common stock at a conversion price of $0.55 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions. The Purchaser Notes mature on March 26, 2010 (“Maturity Date”) and bear interest at the rate of 8% per annum compounded on each July 15 and January 15.  Interest on the Purchaser Notes is payable on the Maturity Date or on such earlier date as the Purchaser Note is repaid or converted into common stock. The Purchaser Notes cannot be prepaid without the written consent of the holder. Each Purchaser received Purchaser Warrants equal to the total number of shares of common stock initially issuable upon conversion of the related Purchaser Note, which terminate on the third anniversary of the warrant issuance. The Purchaser Warrants have an exercise price of $0.55 per share subject to adjustment in the event of stock splits, stock dividends, and similar transactions.

Pursuant to the Purchase Agreement, we were required, within 120 days of the Closing Date, to obtain shareholder approval, at a meeting of our shareholders held upon requisite notice and pursuant to the rules and regulations of the American Stock Exchange, for (i) the issuance and/or potential issuance of all shares of common stock which may be issued pursuant to the conversion of the Notes and the exercise of the Warrants equal to 19.99 percent or more of our common stock in connection with the Purchase Agreement, and (ii) amendment of our certificate of incorporation to increase the number of shares of our common stock that we are authorized to issue to 40,000,000 shares (collectively, the “Shareholder Approval”). Failure to obtain the Shareholder Approval would have constituted an event of default under the Notes, which could have required the early repayment of the outstanding principal balance of the Notes, and increased the interest rate on the Notes to the default rate of 24% (or the maximum lawful rate). We obtained the Shareholder Approval at our annual shareholder meeting held on June 26, 2008.

Pursuant to the Purchase Agreement, we granted the Purchasers, for a period of one year from the Closing Date, a pre-emptive right on certain future equity issuances. If we breach this clause of the Purchase Agreement, the Purchasers may redeem their Notes for 125% of the purchase price paid.

Pursuant to the Purchase Agreement, we agreed not to issue, with certain exceptions, equity securities with a purchase price below the initial conversion price of the Notes.

Pursuant to a security agreement entered into in connection with the Purchase Agreement (the “Security Agreement”), the Purchaser Notes are secured by a security interest in substantially all of the Company’s assets, subordinate only to the security interest held in the Company’s assets by Western Commercial Bank pursuant to the Company’s line of credit with the Western Commercial Bank.

We issued Great American Investors, Inc., the placement agent for the private placement, a note in the amount of $210,000 (the “Broker Note”, and together with the Purchaser Notes, the “Notes”)), and warrants to purchase 451,193 shares of our common stock (the “Broker Warrants”, and together with the Purchaser Warrants, the “Warrants”). The Broker Notes and Broker Warrants have the same terms as the Purchaser Notes and Purchaser Warrants.

Pursuant to a registration rights agreement entered into in connection with the Purchase Agreement (the “Registration Rights Agreement”), we agreed to use commercially reasonable efforts to file a registration statement registering the shares of common stock underlying the Notes and the Warrants with the Securities and Exchange Commission (“SEC”) within 60 days from the Closing Date and use commercially reasonable effects to have such registration statement declared effective within 90 days from the date on which we file the registration statement (120 days if the registration statement is reviewed by the SEC). In the event that the initial registration statement does not include all of the shares of common stock underlying the Notes and Warrants, the Company will file an additional registration statement registering the allowable balance pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

The issuance and sale of the Notes and Warrants was made in reliance upon the exemption provided in Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the issuance. Each of the Notes and Warrants contain restrictive legends preventing the sale, transfer or other disposition of such Notes and Warrants, unless registered under the Securities Act, or pursuant to an exemption therefrom.

The 1,851,945 shares of common stock included in this prospectus represent a portion of the aggregate 5,496,646 shares issuable upon exercise of the Warrants. This portion was calculated as approximately 33% of the Company’s aggregate common shares issued and outstanding less shares held by affiliates of the Company, the selling stockholders, and affiliates of the selling stockholders, which was 5,611,955 shares, as of March 26, 2008, the date of the closing of the private placement.

Common stock outstanding prior to the offering	12,437,150*

Common stock offered by selling stockholders	1,851,945 shares of common stock shares issuable upon exercise of Warrants)

Common stock to be outstanding after the offering	14,289,095**

Use of proceeds	We will not receive any proceeds from the sale of the securities hereunder. See “Use of Proceeds” for a complete description.

*                      As of April 14, 2008.

**               Assumes exercise of 1,851,945 Warrants. Does not include the 5,472,273 shares underlying the Notes or the remaining 3,644,701 shares underlying the Warrants, which are not included in this prospectus.

DOLLAR VALUE OF STOCK UNDERLYING WARRANTS INCLUDED IN PROSPECTUS

The total dollar value of the 1,851,945 shares of common stock underlying the Warrants included in this prospectus is equal to $777,816.90, based on the closing price of $0.42 per share on March 26, 2008, the date of the sale of the Notes and Warrants.

PAYMENTS DUE OR MADE UNDER NOTES AND WARRANTS

The tables below set forth the dollar amounts of each payment due that we have made or may be required to make (other than repayment of principal on the Notes) in relation to the transaction to the selling shareholders, any affiliate of a selling shareholder, or any party with whom any selling shareholder has a contractual relationship regarding the transaction:

Payments that have been made:

Party	Payment Reference	Date	Amount
Great American Investors, Inc. (1)	Placement fee	3/26/08	$210,000
Jay Weil (2)	Legal fees (placement agent counsel) and collateral agent fees	3/26/08	$19,500
TOTAL PAYMENTS MADE FOR ALL PARTIES			$229,500

(1)   We issued to Great American Investors, Inc. (“GAI”), the placement agent in the private placement, the Broker Note in the amount of $210,000. The Broker Note has the same terms as the Purchaser Notes. We also issued to GAI 451,193 Broker Warrants on the same terms and conditions as the Purchaser Warrants.

(2) Jay Weil, who was legal counsel for GAI, received a cash fee of $17,000 from Aspyra for legal services. In addition, Jay Weil received a cash fee of $2,500 for serving as collateral agent under the Security Agreement

Payments to be made:

Party	Payment Reference	Date	Amount
Bicknell Family Holding Co., LLC	Liquidated Damages*	9/1/08	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	10/1/08	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	11/3/08	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	12/1/08	$18,750
Bicknell Family Holding Co, LLC	Liquidated Damages*	1/2/09	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	2/2/09	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	3/2/09	$18,750
Bicknell Family Holding Co., LLC	Liquidated Damages*	4/1/09	$18,750
Bicknell Family Holding Co., LLC	Interest**	3/26/10	$212,847.91
TOTAL FOR BICKNELL FAMILY HOLDING CO., LLC (1)			$362,847.91
Cascoh, Inc.	Liquidated Damages*	9/1/08	$1,500
Cascoh, Inc.	Liquidated Damages*	10/1/08	$1,500
Cascoh, Inc.	Liquidated Damages*	11/3/08	$1,500
Cascoh, Inc.	Liquidated Damages*	12/1/08	$1,500
Cascoh, Inc.	Liquidated Damages*	1/2/09	$1,500
Cascoh, Inc.	Liquidated Damages*	2/2/09	$1,500
Cascoh, Inc.	Liquidated Damages*	3/2/09	$1,500
Cascoh, Inc.	Liquidated Damages*	4/1/09	$1,500
Cascoh, Inc.	Interest**	3/26/10	$17,027.83
TOTAL FOR CASCOH, INC. (2)			$29,027.83
Icon Capital Partners, LP	Liquidated Damages*	9/1/08	$750
Icon Capital Partners, LP	Liquidated Damages*	10/1/08	$750
Icon Capital Partners, LP	Liquidated Damages*	11/3/08	$750
Icon Capital Partners, LP	Liquidated Damages*	12/1/08	$750
Icon Capital Partners, LP	Liquidated Damages*	1/2/09	$750

Icon Capital Partners, LP	Liquidated Damages*	2/2/09	$750
Icon Capital Partners, LP	Liquidated Damages*	3/2/09	$750
Icon Capital Partners, LP	Liquidated Damages*	4/1/09	$750
Icon Capital Partners, LP	Interest**	3/26/10	$8,513.91
TOTAL FOR ICON CAPITAL PARTNERS, LP (3)			14,513.91
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	9/1/08	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	10/1/08	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	11/3/08	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	12/1/08	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	1/2/09	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	2/2/09	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	3/2/09	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Liquidated Damages*	4/1/09	$1,500
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	Interest**	3/26/10	$17,027.83
TOTAL FOR JOE C. HIGDAY REVOCABLE TRUST TTEE DTD 5/5/04 (4)			$29,027.83
Tebo Capital, LLC SEP IRA	Liquidated Damages*	9/1/08	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	10/1/08	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	11/3/08	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	12/1/08	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	1/2/09	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	2/2/09	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	3/2/09	$1,875
Tebo Capital, LLC SEP IRA	Liquidated Damages*	4/1/09	$1,875
Tebo Capital, LLC SEP IRA	Interest**	3/26/10	$21,284.79
TOTAL FOR TEBO CAPITAL, LLC SEP IRA (5)			$36,284.79
Bradford G. Peters	Liquidated Damages*	9/1/08	$3,000
Bradford G. Peters	Liquidated Damages*	10/1/08	$3,000
Bradford G. Peters	Liquidated Damages*	11/3/08	$3,000
Bradford G. Peters	Liquidated Damages*	12/1/08	$3,000
Bradford G. Peters	Liquidated Damages*	1/2/09	$3,000
Bradford G. Peters	Liquidated Damages*	2/2/09	$3,000
Bradford G. Peters	Liquidated Damages*	3/2/09	$3,000
Bradford G. Peters	Liquidated Damages*	4/1/09	$3,000
Bradford G. Peters	Interest**	3/26/10	$34,0550.67
TOTAL FOR BRADFORD G. PETERS (6)			58,055.67
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	9/1/08	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	10/1/08	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	11/3/08	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	12/1/08	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	1/2/09	$1,500

David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	2/2/09	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	3/2/09	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Liquidated Damages*	4/1/09	$1,500
David G. & Lisa Suzanne Orscheln UTA 8/22/01	Interest**	3/26/10	$17,027.83
TOTAL FOR DAVID G. & LISA SUZANNE ORSCHELEN UTA 8/22/01 (7)			29,027.83
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	9/1/08	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	10/1/08	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	11/3/08	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	12/1/08	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	1/2/09	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	2/2/09	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	3/2/09	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Liquidated Damages*	4/1/09	$11,250
J. Shawn Chalmers Revocable Trust DTD 8/13/96	Interest**	3/26/10	$127,708.75
TOTAL FOR J. SHAWN CHALMERS REVOCABLE TRUST DTD 8/13/96 (8)			217,708.75
C. Ian Sym-Smith	Liquidated Damages*	9/1/08	$1,500
C. Ian Sym-Smith	Liquidated Damages*	10/1/08	$1,500
C. Ian Sym-Smith	Liquidated Damages*	11/3/08	$1,500
C. Ian Sym-Smith	Liquidated Damages*	12/1/08	$1,500
C. Ian Sym-Smith	Liquidated Damages*	1/2/09	$1,500
C. Ian Sym-Smith	Liquidated Damages*	2/2/09	$1,500
C. Ian Sym-Smith	Liquidated Damages*	3/2/09	$1,500
C. Ian Sym-Smith	Liquidated Damages*	4/1/09	$1,500
C. Ian Sym-Smith	Interest**	3/26/10	$17,027.83
TOTAL FOR C. IAN SYM-SMITH (9)			29,027.83
David K. Richards	Liquidated Damages*	9/1/08	$375
David K. Richards	Liquidated Damages*	10/1/08	$375
David K. Richards	Liquidated Damages*	11/3/08	$375
David K. Richards	Liquidated Damages*	12/1/08	$375
David K. Richards	Liquidated Damages*	1/2/09	$375
David K. Richards	Liquidated Damages*	2/2/09	$375
David K. Richards	Liquidated Damages*	3/2/09	$375
David K. Richards	Liquidated Damages*	4/1/09	$375
David K. Richards	Interest**	3/26/10	$4,256.96
TOTAL FOR DAVID K. RICHARDS (10)			7,256.96
Todd A. Tumbleson	Liquidated Damages*	9/1/08	$2,775
Todd A. Tumbleson	Liquidated Damages*	10/1/08	$2,775
Todd A. Tumbleson	Liquidated Damages*	11/3/08	$2,775
Todd A. Tumbleson	Liquidated Damages*	12/1/08	$2,775
Todd A. Tumbleson	Liquidated Damages*	1/2/09	$2,775
Todd A. Tumbleson	Liquidated Damages*	2/2/09	$2,775

Todd A. Tumbleson	Liquidated Damages*	3/2/09	$2,775
Todd A. Tumbleson	Liquidated Damages*	4/1/09	$2,775
Todd A. Tumbleson	Interest**	3/26/10	$31,501.49
TOTAL FOR TODD A. TUMBLESON (11)			$53,701.49
TOTAL POSSIBLE PAYMENTS TO BE MADE FOR ALL PARTIES			$866,480.80
TOTAL POSSIBLE PAYMENTS MADE OR TO BE MADE FOR ALL PARTIES			$1,095,980.80

* We will be liable for liquidated damages under the registration rights agreement only if the registration statement that was filed on May 2, 2008 (which is amended by the registration statement of which this prospectus forms a part) is not declared effective within 120 days of when it was filed, or such effectiveness is not maintained. Liquidated damages under the registration rights agreement may not exceed 1.5% of the initial principal amount of the Notes in a thirty day period or an aggregate of 12% of the initial principal amount of the Notes.

** The Notes bear interest at the rate of 8% per annum, compounded on each July 15 and January 15, and payable on the Maturity Date of March 26, 2010, or on such earlier date that the Notes are repaid or converted into common stock.

(1) Bicknell Family Holding Co, LLC purchased a Purchaser Note in the principal amount of $1,250,000 and received 2,272,727 Purchaser Warrants.

(2) Cascoh, Inc. purchased a Purchaser Note in the principal amount of $100,000 and received 181,818 Purchaser Warrants.

(3) Icon Capital Partners, LP purchased a Purchaser Note in the principal amount of $50,000 and received 90,909 Purchaser Warrants.

(4) Joe C. Higday Revocable Trust TTEE DTD 5/20/04 purchased a Purchaser Note in the principal amount of $100,000 and received 181,818 Purchaser Warrants.

(5) Tebo Capital, LLC SEP IRA purchased a Purchaser Note in the principal amount of $125,000 and received 227,273 Purchaser Warrants.

(6) Bradford G. Peters purchased a Purchaser Note in the principal amount of $200,000 (which was rolled over from a bridge loan that closed in January 2008) and received 363,636 Warrants.

(7) David G. & Lisa Suzanne Orscheln UTA 8/22/01 purchased a Purchaser Note in the principal amount of $100,000 and received 181,818 Warrants.

(8) J. Shawn Chalmers Revocable Trust DTD 8/13/96 purchased a Purchaser Note in the principal amount of $750,000 (including $300,000 that was rolled over from a bridge loan that closed in March 2008) and received 1,363,636 Purchaser Warrants.

(9) C. Ian Sym-Smith purchased a Purchaser Note in the principal amount of $100,000 (which was rolled over from a bridge loan that closed in January 2008) and received 181,818 Purchaser Warrants.

(10) David K. Richards received a Broker Note in the principal amount of $25,000 by assignment from Great American Investors, Inc. Mr. Richards also received 54,829 Broker Warrants by assignment from Great American Investors, Inc.

(11) Todd A. Tumbleson received a Broker Note in the principal amount of $185,000 by assignment from Great American Investors, Inc. Mr. Tumbleson also received 386,364 Broker Warrants by assignment from Great American Investors, Inc.

TOTAL PAYMENTS IN FIRST YEAR FOLLOWING SALE AND NET PROCEEDS

The total possible payments to all selling shareholders and all of their affiliates in the first year following the sale of the Notes and Warrants is equal to $542,925 (see tables above).

The following table summarizes net proceeds to us from the sale of the Notes and Warrants:

Gross Proceeds	$2,775,000	*

less placement fee (Great American Investors, Inc.)	$210,000	**

less legal fees to placement agent’s counsel	$17,000	***

less collateral agent fee	$2,500	***

Net proceeds	$2,545,500

* Including gross proceeds of $600,000 from bridge loans that were rolled over into Purchaser Notes.

** Great American Investors, Inc. received a Broker Note in the principal amount of $210,000. Great American Investors, Inc. also received 451,193 Broker Warrants.

*** Jay Weil, who was legal counsel for GAI, received a cash fee of $17,000 from Aspyra for legal services. In addition, Jay Weil received a cash fee of $2,500 for serving as collateral agent under the Security Agreement

TOTAL POSSIBLE PROFIT (LOSS) TO SELLING SHAREHOLDERS UNDER NOTES AND WARRANTS

The following table sets forth the total possible profit (loss)* to the selling shareholders as of the date of the sale of the Notes and Warrants, based upon a ($0.13) differential between the conversion and exercise price of the Notes and Warrants, respectively, on the date of the sale of the Notes and Warrants, and the market price on that date (the discount (premium) to market):

SELLING SHAREHOLDER	MARKET PRICE 3/26/08	CONVERSION/ EXERCISE PRICE (1)		TOTAL SHARES		TOTAL MARKET VALUE	TOTAL CONVERSION/ EXERCISE VALUE	TOTAL DISCOUNT (PREMIUM) TO MARKET
Bicknell Family Holding Co., LLC	$0.42	$0.55	0.	4,545,454	(2)	$1,909,090.68	$2,499,999.70	$(590,909.02)
Cascoh, Inc.	$0.42	$0.55		363,636	(3)	$152,727.12	$199,999.80	$(47,272.68)
Icon Capital Partners, LP	$0.42	$0.55		181,818	(4)	$76,363.56	$99,999.90	$(23,636,34)
Joe C. Higday Revocable Trust TTEE DTD 5/20/04	$0.42	$0.55		363,636	(3)	$152,727.12	$199,999.80	$(47,272.68)
Tebo Capital, LLC SEP IRA	$0.42	$0.55		454,546	(5)	$190,909.32	$250,000.30	$(59,090.98)
Bradford G. Peters	$0.42	$0.55		727,272	(6)	$305,454.24	$399,999.60	$(94,545.36)
David G. & Lisa Suzanne Orscheln UTA 8/22/01	$0.42	$0.55		363,636	(3)	$152,727.12	$199,999.80	$(47,272.68)
J. Shawn Chalmers Revocable Trust DTD 8/13/96	$0.42	$0.55	0.	2,727,273	(7)	$1,145,454.66	$1,500,000.15	$(354,545.49.)
C. Ian Sym-Smith	$0.42	$0.55		363,636	(3)	$152,727.12	$199,999.80	$(47,272.68)
David K. Richards	$0.42	$0.55		100,284	(8)	$42,119.28	$55,156.20	$(13,036.92)
Todd A. Tumbleson	$0.42	$0.55		722,728	(9)	$303,545.76	$397,500.40	$(93,954.64
Nancy M. Richardson	$0.42	$0.55		10,000	(10)	$4,200	$5,500	$(1,300
TOTAL				10,923,919		$4,588,045.98	$6,008,155.45	$(1,420,109.47

* The selling shareholders are unlikely to convert the Notes when the conversion price exceeds the market price, or exercise the Warrants when the exercise price exceeds the market price.

(1) The conversion price of the Notes, and the exercise price of the Warrants, is $0.55. The conversion price of the Notes, and the exercise price of the Warrants, is subject to adjustment in the event of stock dividends, stock splits, and similar transactions.

(2) Represents (i) 2,272,727 shares issuable upon conversion of a Purchaser Note and (ii) 2,272,727 shares issuable exercise of Purchaser Warrants.

(3) Represents (i) 181,818 shares issuable upon conversion of a Purchaser Note and (ii) 181,818 shares issuable upon exercise of Purchaser Warrants.

(4) Represents (i) 90,909 shares issuable upon conversion of a Purchaser Note and (ii) 90,909 shares issuable upon exercise of Purchaser Warrants.

(5) Represents (i) 227,273 shares issuable upon conversion of a Purchaser Note and (ii) 227,273 shares issuable upon exercise of Purchaser Warrants.

(6) Represents (i) 363,636 shares issuable upon conversion of a Purchaser Note and (ii) 363,636 shares issuable upon exercise of Purchaser Warrants.

(7) Represents (i) 1,363,637 shares issuable conversion of a Purchaser Note and (ii) 1,363,636 shares issuable upon exercise of Purchaser Warrants.

(8) Represents (i) 45,455 shares issuable upon conversion of a Broker Note, and (ii) 54,829 shares issuable upon exercise of Broker Warrants. The selling shareholder received the Broker Note and Broker Warrants by assignment from Great American Investors, Inc.

(9) Represents (i) 336,364 shares issuable upon conversion of a Broker Note, and (ii) 386,364 shares issuable upon exercise of Broker Warrants. The selling shareholder received the Broker Note and Broker Warrants by assignment from Great American Investors, Inc.

(10) Represents shares issuable upon exercise of Broker Warrants. The selling shareholder received the Broker Warrants by assignment from Great American Investors, Inc.

TOTAL POSSIBLE PROFIT (LOSS) TO SELLING SHAREHOLDERS UNDER ALL OTHER SECURITIES

The following table sets forth the total possible profit to the selling shareholders or affiliates of the selling shareholders as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of Aspyra that are held by the selling shareholders or any affiliates of the selling shareholders:

SELLING SHAREHOLDER	MARKET PRICE ON DATE OF DATE OF ISSUANCE	EXERCISE PRICE (1)	TOTAL SHARES	TOTAL MARKET VALUE	TOTAL EXERCISE VALUE	TOTAL DISCOUNT (PREMIUM) TO MARKET
Bradford G. Peters (1)	$2.65	$2.65	10,000	$26,500	$26,500	$0
Bradford G. Peters (2)	$2.48	$2.48	10,000	$24,800	$24,800	$0
Bradford G. Peters (3)	$1.82	$1.82	10,000	$18,200	$18,200	$0
C. Ian Sym-Smith (4)	$2.75	$2.75	460	$1,265	$1,265	$0
C. Ian Sym-Smith (5)	$2.65	$2.65	10,000	$26,500	$26,500	$0
C. Ian Sym-Smith (6)	$2.48	$2.48	10,000	$24,800	$24,800	$0
C. Ian Sym-Smith (7)	$1.82	$1.82	10,000	$18,200	$18,200	$0
TOTAL			60,460	$140,265	$140,265	$0

(1) On December 27, 2005, Mr. Peters was issued 10,000 options with an exercise price of $2.65. Mr. Peters was a director of Aspyra from November 2005 to January 2008.

(2) On June 23, 2006, Mr. Peters was issued 10,000 options with an exercise price of $2.48.

(3) On August 29, 2007, Mr. Peters was issued 10,000 options with an exercise price of $1.82.

(4) On November 22, 2005, Mr. Smith was issued 460 options with an exercise price of $2.75. Mr. Smith has been a director of Aspyra since November 2005.

(5) On December 27, 2005, Mr. Smith was issued 10,000 options with an exercise price of $2.65.

(6) On June 23, 2006, Mr. Smith was issued 10,000 options with an exercise price of $2.48.

(7) On August 29, 2007, Mr. Smith was issued 10,000 options with an exercise price of $1.82.

COMPARISON OF NET PROCEEDS TO TOTAL POSSIBLE PROFIT TO SELLING SHAREHOLDERS

The following table compares the net proceeds that we would receive assuming all required payments are made to the selling stockholders compared to the total possible profit that could be realized by the selling stockholders:

Gross proceeds paid to Aspyra in the Notes and Warrants transactions	$2,775,000	(1)

All payments made or that may be required to made by Aspyra (as disclosed above)	$1,095,980.80

Net proceeds to Aspyra, as gross proceeds are reduced by the total of all possible payments (excluding principal)	$1,679,019.20

Combined total possible profit to be realized as a result of conversion discounts (see tables above)	$0	(2)

Percentage of the total amount of all possible payments divided by the net proceeds to Aspyra from sale of Notes and Warrants	39.5%

Percentage averaged over the term of the Notes	7.9	%(4)

Percentage averaged over the term of the Warrants	13.2	%(5)

Total possible discounts to the market price of the shares underlying the Notes divided by the net proceeds to Aspyra from the sale of the Notes and Warrants	0	%(6)

Percentage averaged over the term of the Notes	0	%(4)

Percentage averaged over the term of the Warrants	0	%(5)

(1) Includes $600,000 in gross proceeds from bridge loans that were rolled over into the Notes.

(2) Does not include possible (loss) under conversion of Notes of ($705,545.49) or under exercise of Warrants of ($714,563.98). The selling shareholders are unlikely to exercise the Notes when the conversion price exceeds the market price, or exercise the Warrants when the exercise price exceeds the market price.

(4) Percentage averaged over the term of the Notes calculated by dividing percentage by five, based on the number of times on which interest accrues over two-year term of the Notes.

(5) Percentage averaged over the term of the Warrants calculated by dividing the percentage by three, based on the three-year term of the Warrants.

(6) Does not include possible (loss) under conversion of Notes of ($705,545.49). The selling shareholders are unlikely to exercise the Notes when the conversion price exceeds the market price.

PRIOR SECURITIES TRANSACTIONS WITH THE SELLING SHAREHOLDERS

The table below summarizes all prior securities transactions between Aspyra and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons):

Party	Date of transaction	Number of shares of securities subject to transaction outstanding prior to transaction (1)

Number of
shares of
securities
subject to
transaction
outstanding
prior to
transaction
and held by
persons
other than
selling
shareholders,

affiliates
of the
Company, or
affiliates
of the
selling
shareholders
(1)

				Number of shares of securities subject to transaction issued or issuable in connection with transaction (1)		Percentage of securities issued and outstanding that were issued or issuable in connection with transaction (assuming full issuance)

Percentage
of shares
outstanding
held by
persons
other than
selling
shareholders,
affiliates
of the
Company,
or affiliates
of the selling
shareholders
that
was issued
or issuable
in
connection
with
transaction
(assuming
full
issuance)

								Market price per share immediately prior to transaction (1)	Current market price per share (2)
Tebo Partners II, LLC (3)	11/22/05	3,491,400	2,669,400	1,800,000	(4)	51.6%	67.4%	$2.75	$0.55

Tebo Partners II, LLC (3)	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

Great American Investors, Inc. (6)	11/22//05	3,491,400	2,669,400	1,800,000	(4)	51.6%	67.4%	$2.75	$0.55

Great American Investors, Inc. (7)	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

J. Shawn Chalmers Revocable Trust	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

Joe C. Higday Trust	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

Tebo Capital SEP IRA	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

Tebo Capital LLC (8)	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

David Orscheln	5/17/06	8,489,400	3,455,161	3,600,000	(5)	42.4%	104.2%	$1.95	$0.55

(1) Represent shares of common stock.

(2) As of July 14, 2008.

(3) Tebo Partners II, LLC is an affiliate of Tebo Capital LLC, SEP IRA and Todd Tumbleson.

(4) Represents (i) 1,500,000 shares that were issued in transaction, and (ii) 300,000 shares that were issuable upon exercise of warrants.

(5) Represents (i) 2,250,000 shares that were issued in transaction, and (ii) 1,350,000 shares that were issuable upon exercise of warrants.

(6) Great American Investors, Inc. was the placement agent for the 11/22/05 transaction.

(7) Great American Investors, Inc. was the placement agent for the 5/17/06 transaction.

(8) Tebo Capital LLC is an affiliate of Tebo Capital LLC, SEP IRA and Todd Tumbleson.

SUMMARY OF OUTSTANDING SHARES, SHARES REGISTERED FOR RESALE IN PRIOR REGISTRATION STATEMENTS THAT CONTINUE TO BE HELD, SHARES REGISTERED IN PRIOR REGISTRATION STATEMENTS THAT HAVE BEEN SOLD, AND SHARES REGISTERED IN CURRENT TRANSACTION

The following table summarizes the number of shares outstanding prior to the Notes and Warrants transaction held by persons other than the selling shareholders, affiliates of Aspyra and affiliates of the selling shareholders, the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements that continue to be held by the selling shareholders or affiliates of the selling shareholders; the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Selling Shareholder	Shares outstanding prior to Notes and Warrants transaction held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders *	Number of shares registered for resale by selling shareholder or affiliates of the selling shareholder in prior registration statements		Number of shares registered for resale by selling shareholder or affiliates of the selling shareholder in prior registration statements that continue to be held	Number of shares registered for resale in prior registration statements that have been sold	Number of shares registered for resale in current transaction
Tebo Capital, LLC SEP IRA	5,611,955	1,166,000	(1)	1,086,000	80,000	76,573

Todd A. Tumbleson	5,611,955	1,166,000	(2)	1,086,000	80,000	130,175

J. Shawn Chalmers Revocable Trust DTD 8/13/96	5,611,955	240,000	(3)	240,000	0	459,440

Joe C. Higday Revocable Trust TTEE DTD 5/20/04	5,611,955	160,000	(4)	160,000	0	61,259

David G. & Lisa Suzanne Orscheln UTA 8/22/01	5,611,955	80,000	(5)	70,000	10,000	61,259

Bicknell Family Holding Co., LLC	5,611,955	0		0	0	765,733

Cascoh, Inc.	5,611,955	0		0	0	61,259

Icon Capital Partners, LP	5,611,955	0		0	0	30,629

Bradford G. Peters	5,611,955	0		0	0	122,517

C. Ian Sym-Smith	5,611,955	0		0	0	61,259

David K. Richards	5,611,955	0		0	0	18,473

Nancy M. Richardson	5,611,955	0		0	0	3,369

TOTAL		1,646,000		1,556,000	90,000	1,851,945

(1) Represents (i) 1,086,000 shares registered for resale by Tebo Partners II, LLC, an affiliate of the selling shareholder, pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 181,000 shares that were issuable upon exercise of warrants, which have been exercised), (ii) 40,000 shares registered for resale by the selling shareholder pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended) filed August 31, 2006 (as amended) (including 15,000 shares that were issuable upon exercise of warrants, which have been exercised), and (iii) 40,000 shares registered for resale by Tebo Capital LLC, an affiliate of the selling shareholder, pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 15,000 shares that were issuable upon exercise of warrants, which have been exercised).

(2) Represents (i) 1,086,000 shares registered for resale by Tebo Partners II, LLC, an affiliate of the selling shareholder, pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 181,000 shares that were issuable upon exercise of warrants, which have been exercised), (ii) 40,000 shares registered for resale by Tebo Capital, LLC SEP IRA, an affiliate of the selling shareholder, pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended) filed August 31, 2006 (including 15,000 shares that were issuable upon exercise of warrants, which have been exercised), and (iii) 40,000 shares registered for resale by Tebo Capital LLC, an affiliate of the selling shareholder, pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 15,000 shares that were issuable upon exercise of warrants, which have been exercised).

(3) Represents shares registered for resale by the selling shareholder pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 90,000 shares that were issuable upon exercise of warrants, which have been exercised),

(4) Represents shares registered for resale by the selling shareholder pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 60,000 shares that were issuable upon exercise of warrants, which have been exercised).

(5) Represents shares registered for resale by the selling shareholder pursuant to Aspyra’s Amendment No. 1 to Form S-3 on Form SB-2 (SEC File No. 333-134926) (as amended), filed August 31, 2006 (including 30,000 shares that were issuable upon exercise of warrants, which have been exercised).

Intention to make payments on overlying Notes and Warrants

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make all payments on the overlying Notes and Warrants.

Short Positions by the Selling Shareholders

Based on information obtained from the selling shareholders, none of the selling shareholders has an existing short position in Aspyra’s common stock.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

Risks Related to Our Business

We have incurred losses recently that may adversely impact liquidity.

We have experienced operating losses and cash outflows.For the fiscal year ended December 31, 2007, our net loss was $5,006,032.At December 31, 2007, our cash and cash equivalents totaled $803,392 and our working capital deficit was $4,007,912.We cannot be certain that Aspyra will become profitable, or if it does become profitable over any period of time, sustain profitability.If Aspyra does not become profitable and sustain profitability, the market price of our common stock will decline.The Company’s primary source of working capital has been generated from private placements and borrowings.The Company’s results of operations for the fiscal year ended December 31, 2007 produced negative operating cash flow of $1,618,035.Any decline in sales, delays in implementations where payments are tied to delivery and/or performance of services or cancellations of contracts could have a negative effect on cash flow from operations and could in turn increase our liquidity problem.If sales are not as expected, the Company will consider certain cost cutting measures.We may require additional cash resources to sustain our business.The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders.The incurrence of additional indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations.There can be no assurance that any additional financing will be available on acceptable terms, if at all.

Any failure to successfully introduce future products into the market could adversely affect our business.

The commercial success of future products depends upon their acceptance by the medical community.Our future product plans include capital-intensive clinical and diagnostic information systems.We believe that these products can significantly reduce labor costs, improve patient care and offer other distinctive benefits to the medical community.However, there is often market resistance to products that require significant capital expenditures or which eliminate jobs through automation. We can make no assurance that the market will accept our future products and systems, or those sales of our future products and systems will grow at the rates expected by our management.

If we fail to meet changing demands of technology, we may not continue to be able to compete successfully with competitors.

The market for our products is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements.Our future success depends upon our ability to introduce new products that keep pace with technological developments, enhance current product lines and respond to evolving client requirements.Aspyra has incurred, and we will need to continue to incur, significant research and development expenditures in future periods as we strive to remain competitive.Our failure to meet these demands could result in a loss of our market share and competitiveness and could harm our revenues and results of operations.

Our success depends on our ability to attract, retain and motivate management and other skilled employees.

Our future success and growth depend on the continued services of our key management and employees.The loss of the services of any of these individuals or any other key employee could materially affect our business. Our future success also depends on our ability to identify, attract and retain additional qualified personnel. Competition for employees in our industry is intense and we may not be successful in attracting or retaining them.There are a limited number of people with knowledge of, and experience in, our industry.We do not have employment agreements with most of our key employees.We do not maintain life insurance polices on our employees.Our loss of key personnel, especially without advance notice, or our inability to hire or retain qualified personnel, could have a material adverse effect on sales and our ability to maintain our technological edge.We cannot guarantee that we will continue to retain our key management and skilled personnel, or that we will be able to attract, assimilate and retain other highly qualified personnel in the future.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

We rely on a combination of confidentiality agreements and procedures and copyright, patent, trademark and trade secret laws to protect our proprietary information. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization. Third parties may also develop similar or superior technology independently, including by designing around our patents. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products in those countries. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations. Unauthorized copying or use of our products or proprietary information could result in reduced sales of our products.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we have received claims that we have infringed the intellectual property rights of others and may receive additional claims in the future.Any such claim, with or without merit, could:

•                  be time consuming to defend;

•                  result in costly litigation;

•                  divert management’s time and attention from our business;

•                  require us to stop selling, to delay shipping or to redesign our products; or

•                  require us to pay monetary amounts as damages to our customers.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing their software. Our inability to use any of this third party software could result in disruptions in our business, which could materially and adversely affect our operating results.

Aspyra operates in a consolidating industry which creates barriers to market penetration.

The healthcare information technology industry in recent years has been characterized by consolidation by both healthcare providers who are our customers and by those companies that we compete against. Large hospital chains and groups of affiliated hospitals prefer to negotiate comprehensive contracts for all of their system needs with larger vendors who offer broader product lines and services. The conveniences offered by these large vendors are administrative and financial incentives that we cannot offer our customers.

Our products may be subject to government regulation in the future that could impair our operations.

Our products could be subject to stringent government regulation in the United States and other countries in the future. Furthermore, we expect that the integration of our product and service offering will require us to comply with regulatory requirements and that we will devote significant time and resources to this effort.These regulatory processes can be lengthy, expensive and uncertain. Additionally, securing necessary clearances or approvals may require the submission of extensive data and other supporting information.

Failure to comply with applicable requirements could result in fines, recall, total or partial suspension of distribution, withdrawal of existing product or our inability to integrate our service and product offerings. If any of these things occur, it could have a material adverse impact on our business.

Changes in government regulation of the healthcare industry could adversely affect our business.

Federal and state legislative proposals are periodically introduced or proposed that would affect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payers could adversely affect the demand for our current or future products and our ability to sell our products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and we cannot predict future legislative changes in the healthcare field or their impact on our industry or our business.

We are subject to the Health Insurance Portability and Accountability Act (“HIPAA”) and the cost of complying with HIPAA may negatively impact our net income.

Our business is substantially impacted by the requirements of HIPAA and our products must maintain the confidentiality of a patient’s medical records and information. These requirements also apply to most of our customers.We believe our products meet the standards of HIPAA and may require our customers to upgrade their systems, but our customers’ preoccupation with HIPAA may adversely impact sales of our products, and the costs of compliance with HIPAA could have an impact on our product margins and selling, general and administrative expenses incurred by us and could negatively impact our net income.

Defective products or product failure may subject us to liability and could substantially increase our costs.

Our products are used to gather information for professionals to make medical decisions, diagnosis, and treatment.Accordingly, the manufacture and sale of our products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test or procedure result.In the past, Aspyra has discovered errors and failures in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors. Errors and failures in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers or others.Alleviating any of these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our sales, which could cause us to lose existing or potential customers and would adversely affect our operating results.We may be subject to product liability claims as a result of any failure or errors in our products.If a customer is successful in proving its damages, it could prove expensive and time-consuming to defend against these claims, and we could be liable for the damages suffered by our customers and other related expenses, which could adversely affect our operating results.We currently maintain product liability insurance coverage for up to $2 million per incident and up to an aggregate of $4 million per year.Although management believes this liability coverage is sufficient protection against future claims, there can be no assurance of the sufficiency of these policies.We have not received any indication that our insurance carrier will not renew our product liability insurance at or near current premiums; however, we cannot guarantee that this will continue to be the case.

System or network failures could reduce our sales, increase costs or result in a loss of customers.

We rely on our management information systems to operate our business and to track our operating results. Our management information systems will require modification and refinement as we grow and our business needs change. If we experience a significant system failure or if we are unable to modify our management information systems to respond to changes in our business needs, then our ability to properly run our business could be adversely affected and could lead to a reduction in our sales, increase costs and a loss of customers.

Our evaluation of internal controls and remediation of potential problems will be costly and time consuming and could expose weakness in our financial reporting.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. We have evaluated our internal controls system to allow management to report on in the current year and determined our controls are effective.

Factors outside of our control may adversely affect our operations and operating results.

Our operations and operating results may be adversely affected by many different factors which are outside of our control, including:

•                  deterioration in economic conditions in any of the healthcare information technology industry, which could reduce customer demand and ability to pay for our products and services;

•                  political and military instability, which could slow spending within our target markets, delay sales cycles and otherwise adversely affect our ability to generate revenues and operate effectively;

•                  budgetary constraints of customers, which are influenced by corporate earnings and spending objectives;

•                  earthquakes, floods or other natural disasters affecting our headquarters located in Calabasas, California, an area known for seismic activity, or our other locations worldwide;

•                  acts of war or terrorism; and

•                  inadvertent errors.

Any of these factors could result in a loss of revenues and/or higher expenses, which could adversely affect our financial results.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We expect to generate approximately 10% of our revenues from customers located outside of the United States in the fiscal year ending December 31, 2008.Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•                  potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights;

•                  imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•                  enactment of additional regulations or restrictions on imports and exports;

•                  fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could make our products more expensive in those countries;

•                  limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

•                  longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•                  difficulties in staffing, managing and operating our international operations;

•                  difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations; and

•                  political unrest, war or terrorism, particularly in areas in which we have facilities.

A portion of the Company’s transactions outside of the United States are denominated in foreign currencies. Our functional currency is the U.S. dollar.Accordingly, our future operating results will continue to be subject to fluctuations in foreign currency rates. Hedging foreign currency transaction exposures is complex and subject to uncertainty. We may be negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales.

Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which would increase compensation costs and may cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Public Company Accounting Oversight Board,

the SEC and various other bodies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced.

For example, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term shareholder value and, through the use of vesting, encourage employees to remain with our Company. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards 123R that requires us to record a charge to earnings for employee stock option grants. In addition, regulations implemented by the American Stock Exchange generally require shareholder approval for all stock option plans, which could make it more difficult or expensive for us to grant stock options to employees. We may, as a result of these changes, incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business, operating results and financial condition.

Our wholly owned subsidiary, Aspyra Diagnostic Solutions, Inc., currently relies on third party distribution arrangements to distribute its products.The loss of any of these relationships, or a material change in any of them, could materially harm our business.

For the fiscal years ended December 31, 2007 and 2006, our wholly owned subsidiary, Aspyra Diagnostic Solutions, Inc., received approximately 17% and 90% of its revenues, respectively, through third party distribution arrangements. We expect that we will continue to generate a significant portion of our revenues through a limited number of distribution arrangements for the foreseeable future. A significant portion of the Company’s outstanding accounts receivable is with such third party distributors, which will result in a concentration of our credit risk. If any of these third party distributors decides not to market or distribute our products or decides to terminate or not renew its agreement with us, we may be unable to replace the affected agreements with acceptable alternatives, which could materially harm our business, operating results and financial condition.

Risks Related to Our Common Stock

Holders of our common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of common stock in connection with the Notes and Warrants.

Pursuant to the private placement that closed on March 26, 2008, we issued to the selling stockholders $2,985,000 in Notes, convertible into 5,427,273 shares of common stock at a conversion price of $0.55 per share, and Warrants to purchase 5,496,646 shares of our common stock.As a result, assuming the conversion of all Notes and exercise of all Warrants, up to 10,923,919 shares of the Company’s common stock may be issued. Although there is no assurance that the selling stockholders will convert any of the Notes or exercise any of the Warrants, if such issuances were to occur, they would be highly dilutive of existing shareholders and may, under certain conditions affect a change of control of the Company.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market prices of the common stock for Aspyra have experienced significant fluctuations and our stock price may continue to fluctuate significantly, and you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

•                  announcements of quarterly operating results and revenue and earnings forecasts by us, our competitors or our customers;

•                  failure to achieve financial forecasts, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us;

•                  rumors, announcements or press articles regarding changes in our management, organization, operations or prior financial statements;

•                  changes in revenue and earnings estimates by securities analysts;

•                  announcements of planned acquisitions by us or by our competitors;

•                  announcements of new or planned products by us, our competitors or our customers;

•                  gain or loss of a significant customer;

•                  inquiries by the SEC, American Stock Exchange, law enforcement or other regulatory bodies; and

•                  acts of terrorism, the threat of war and economic slowdowns in general.

The stock market has experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

Fluctuations in our quarterly financial results have affected the stock prices of Aspyra in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past, and are likely to vary significantly in the future. A number of factors associated with the operation of our business may cause our quarterly financial results to fluctuate, including our ability to:

•                  effectively align sales resources to meet customer needs and address market opportunities;

•                  effectively respond to competitive pressures; and

•                  effectively manage our operating expense levels.

A number of factors associated with our industry and the markets for our products, many of which are outside our control, may cause our quarterly financial results to fluctuate, including:

•                  reduced demand for any of our products;

•                  timing and amount of orders by customers and seasonality in the buying patterns of customers;

•                  cancellation, deferral or limitation of orders by customers;

•                  fluctuations in foreign currency exchange rates; and

•                  weakness or uncertainty in general economic or industry conditions.

Quarterly changes in our financial results could cause the trading price of our common stock to fluctuate significantly.If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock or securities convertible into or exercisable for our stock. You should not rely on the results of prior periods as predictors of our future performance.

FORWARD-LOOKING STATEMENTS

This prospectus and other filings with the SEC contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “will” and words and terms of similar substance used in connection with any discussion of future events, operating or financial performance, financing sources, product development, capital requirements, market growth and the like, identify forward-looking statements. These forward-looking statements include, among others:

•     projections of revenues and other financial items;

•     statements of strategies and objectives for future operations;

•     statements regarding integration plans following the merger with StorCOMM;

•     statements concerning proposed applications or services;

•     statements regarding future economic conditions, performance or business prospects;

•     statements regarding competitors or competitive actions; and

•     statements of assumptions underlying any of the foregoing.

All forward-looking statements are present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The risks related to Aspyra’s business discussed under “Risk Factors” of this Prospectus, among others, could cause actual results to differ materially from those described in the forward-looking statements.

The Company makes no representation as to whether any projected or estimated information or results contained in any forward-looking statements will be obtained or achieved. Shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Prospectus. The Company is under no obligation, and it expressly disclaims any obligation, to update or alter any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The sale of common stock offered hereby is being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any of the proceeds from the resale of the common stock by the selling stockholders. We received net proceeds of approximately $2,660,500 (after deduction of attorney fees, listing fees, and other miscellaneous expenses, and including proceeds of $600,000 in bridge loans that were rolled over into the private placement). We are using the proceeds for working capital. We will incur all costs associated with this registration statement and prospectus, which are currently estimated to be approximately $36,730. If the warrants issued pursuant to the private placement are completely exercised for cash, we would receive a maximum of $3,023,156 as a result of such exercises. Notwithstanding, there is no assurance that any of the warrants will be exercised. However, the selling stockholders are entitled to exercise the warrants on a cashless basis if the market price of the Company’s common stock exceeds the exercise price. In the event that the selling stockholders exercise the warrants on a cashless basis, we will not receive any proceeds. If we receive any proceeds from the exercise of the warrants, these proceeds will be used for general working capital purposes.

SELLING STOCKHOLDERS

Below is information with respect to the beneficial ownership of our securities by the selling stockholders as of April 14, 2008. Except as described below, the selling stockholders do not have, or have had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shares voting or investment power of that security, and includes option that are currently exercisable or exercisable within 60 days. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares covered by this prospectus. The percentages for each selling stockholder are based on 12,437,150 shares issued and outstanding, plus the additional shares that the selling stockholder is deemed to beneficially own as set forth in the table.

We are registering 1,851,945 shares of common stock for resale from time to time by the selling stockholders. The 1,851,945 shares included in this prospectus represent a portion of the aggregate5,496,646 shares issuable upon exercise of the Warrantswere issued to the selling stockholders in the private placement that closed on March 26, 2008. This portion was calculated as approximately 33% of Aspyra’s aggregate issued and outstanding common shares, less shares held by affiliates of the Company, the selling stockholders, and affiliates of the selling stockholders.

The selling stockholders may sell all, or none of their shares in this offering. See “Plan of Distribution.”

	Before the Offering					After the Offering (1)
Selling Stockholder	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Number of Shares Being Offered		Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Bicknell Family Holding Co., LLC (2)	1,380,371	(3)	9.99%	765,733	(4)	1,585,913	9.99%
Cascoh, Inc. (5)	601,959	(6)	4.70%	61,259	(4)	540,000	3.70%
Icon Capital Partners, LP (7)	181,818	(8)	1.44%	30,629	(4)	151,189	1.05%
Joe C. Higday Revocable Trust TTEE DTD 5/20/04 (9)	523,636	(6)	4.09%	61,259	(4)	462,377	3.17%
Tebo Capital, LLC SEP IRA (10)	454,546	(11)	3.53%	76,573	(4)	377,973	2.58%
Bradford G. Peters (12)	1,918,575	(13)	15.41%	122,517	(4)	1,918,575	13.41%
David G. & Lisa Suzanne Orscheln UTA 8/22/01 (14)	581,946	(6)	4.55%	61,259	(4)	520,687	3.57%
J. Shawn Chalmers Revocable Trust DTD 8/13/96 (15)	1,277,594	(16)	9.99%	459,440	(4)	1,483,135	9.99%
C. Ian Sym-Smith (17)	1,394,469	(18)	11.20%	61,259	(4)	1,432,582	9.99%
David K. Richards (19)	100,284	(20)	*	18,473	(4)	81,811	*
Todd A. Tumbleson (21)	632,399	(22)	4.99%	130,175	(4)	729,664	4.99%
Nancy M. Richardson (23)	10,000	(24)	*	3,369	(4)	6,631	*

*    less than 1%.

(1) Assumes that all shares offered here are sold.

(2) Martin C. Bicknell is the manager of Bicknell Family Holding Co., LLC and has voting and dispositive power of the securities of the Company owned by Bicknell Family Holding Co., LLC. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(3) The selling stockholder owns a Note in the amount of $1,250,000, convertible into 2,272,727 shares of common stock at a conversion price of $0.55 per share, and Warrants to purchase 2,272,727 shares of common stock. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 9.99% of our outstanding common stock on the date of such conversion or exercise, as applicable. The number and percentage of common stock deemed beneficially owned is limited accordingly.

(4) Represents the selling stockholder’s pro rata share of the 1,851,945 share portion of the aggregate 5,496,646 shares issuable upon exercise of the Warrants..

(5) Barton J. Cohen is the president of Cascoh, Inc. and has voting and dispositive power of the securities of the Company owned by Cascoh, Inc. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(6) Includes (i) 181,818 shares of common stock issuable upon conversion of a Purchaser Note and (ii) 181,818 shares issuable upon exercise of Purchaser Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such conversion or exercise, as applicable.

(7) Adam Cabibi is the general partner of Icon Capital Partners LP and has voting and dispositive power of the securities of the Company owned by Icon Capital Partners LP. The selling stockholder is an affiliate of a broker-dealer. The selling stockholder purchased its securities in the ordinary course of business, and at the time of the purchase of the securities had no agreements or understandings, directly or indirectly, with any person to distribute the securities

(8) Represents (i) 90,909 shares of common stock issuable upon conversion of a Purchaser Note and (ii) 90,909 shares issuable upon exercise of Purchaser Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such conversion or exercise, as applicable.

(9) Joe C. Higday is the trustee of Joe C. Higday Revocable Trust TTEE DTD 5/20/04 and has voting and dispositive power of the securities of the Company owned by Joe C. Higday Revocable Trust TTEE DTD 5/20/04. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(10) Todd A. Tumbleson is the manager of Tebo Capital, LLC SEP IRA and has voting and dispositive power of the securities of the Company owned by Tebo Capital, LLC SEP IRA. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(11) Represents (i) 227,273 shares of common stock issuable upon conversion of a Purchaser Note and (ii) 227,273 shares issuable upon exercise of Purchaser Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such conversion or exercise, as applicable.

(12) Bradford G. Peters was a director of the Company from November 2005 to January 2008. The selling stockholder has informed us that he is not a broker-dealer or affiliate of a broker-dealer.

(13) Includes 12,500 shares issuable upon exercise of options currently exercisable or exercisable within 60 days. Does not include (i) 363,636 shares of common stock issuable upon exercise of a Purchaser Note and (ii) 363,636 shares issuable upon exercise of Purchaser Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 9.99% of our outstanding common stock on the date of such conversion or exercise, as applicable. The number and percentage of common stock deemed beneficially owned is limited accordingly.

(14) David Orscheln is the trustee of David G. & Lisa Suzanne Orscheln UTA 8/22/01 and has voting and dispositive power of the securities of the Company owned by David G. & Lisa Suzanne Orscheln 8/22/01. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(15) J. Shawn Chalmers is the trustee of J. Shawn Chalmers Revocable Trust DTD 8/13/96 and has voting and dispositive power of the securities of the Company owned by J. Shawn Chalmers Revocable Trust DTD 8/13/96. The selling stockholder has informed us that it is not a broker-dealer or affiliate of a broker-dealer.

(16) Includes 926,023 shares of common stock and an additional 351,571 shares of common stock issuable upon exercise of Warrants or conversion of a Note. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 9.99% of our outstanding common stock on the date of such conversion or exercise, as applicable. The number and percentage of common stock deemed beneficially owned is limited accordingly.

(17) C. Ian Sym-Smith has been a director of the Company since November 2005. The selling stockholder has informed us that he is not a broker-dealer or affiliate of a broker-dealer.

(18) Includes 12,960 shares issuable upon exercise of options. Does not include (i) 181,818 shares of common stock issuable upon exercise of a Purchaser Note and (ii) 181,818 shares issuable upon exercise of Purchaser Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 9.99% of our outstanding common stock on the date of such conversion or exercise, as applicable. The number and percentage of common stock deemed beneficially owned is limited accordingly.

(19) The selling stockholder has informed us that he is an affiliate of a broker-dealer. The selling stockholder is the President and owner of Great American Investors, Inc. The selling stockholder received his Broker Note and Broker Warrants by assignment from Great American Investors Inc. The selling stockholder has informed us that he received his securities in the ordinary course of business, and that at the time he received the securities, he did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

(20) Represents (i) 45,455 shares of common stock issuable upon conversion of a Broker Note and (ii) 54,829 shares issuable upon exercise of Broker Warrants. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such conversion or exercise, as applicable.

(21) The selling stockholder has informed us that he is not a broker-dealer or affiliate of a broker-dealer. The selling stockholder received his Broker Note and Broker Warrants by assignment from Great American Investors, Inc.

(22) Includes (i) 103,181 shares of common stock owned directly by the selling stockholder and his wife, (ii) 293,023 shares owned directly by Tebo Partners II, LLC, and (iii) 236,195 shares of common stock issuable upon exercise of Broker Warrants or conversion of a Broker Note. Tebo Capital, LLC is the sole manager of Tebo Partners II, LLC and Todd A. Tumbleson is the sole member of Tebo Capital, LLC. The Note and Warrants owned by the selling stockholder provide that they cannot be converted or exercised, as applicable, to the extent such conversion or exercise, as applicable, would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such conversion or exercise, as applicable. The number and percentage of common stock deemed beneficially owned is limited accordingly.

(23) The selling stockholder has informed us that she is not a broker-dealer or affiliate of a broker-dealer. The selling stockholder received her Broker Warrants by assignment from Great American Investors, Inc.

(24) Represents shares issuable upon exercise of Broker Warrants. The Warrants owned by the selling stockholder provide that they cannot be exercised to the extent such exercise would result in the holder and its affiliates beneficially owning more than 4.99% of our outstanding common stock on the date of such exercise.

RELATIONSHIPS WITH THE SELLING STOCKHOLDERS

On November 22, 2005, we issued and sold in a private placement (the “November 2005 Private Placement”), 1,500,000 shares of our common stock and warrants to purchase 300,000 shares of our common stock, pursuant to a Common Stock and Purchase Warrant Purchase Agreement, dated August 18, 2005, by and among Aspyra and the purchasers listed on Schedule I thereto. The shares of common stock and warrants were sold in units, with each unit consisting of a single share of common stock and 1/5 of a warrant to purchase one share of common stock. The price per unit was $2.00 for an aggregate purchase price of $3,000,000. The warrants had a term of two years and an exercise price of $3.00. The purchasers included Tebo Partners II, LLC (an affiliate of Tebo Capital, LLC SEP IRA and Todd Tumbelson), which purchased 905,000 shares of common stock and 181,000 warrants. We paid Great American Investors, Inc., the placement agent for the November 2005 Private Placement, a closing fee of $210,000.

On May 17, 2006, we issued and sold in a private placement (the “May 2006 Private Placement”), 1,500,000 shares of our common stock and warrants to purchase 1,350,000 shares of our common stock, pursuant to a Common Stock and Purchase Warrant Purchase Agreement, dated May 4, 2006, by and among Aspyra and the purchasers named therein. The shares of common stock and warrants were sold in units, with each unit consisting of a single share of common stock and 3/5 of a warrant to purchase a share of common stock. The price per unit was $2.00 for an aggregate purchase price of $4,500,000. The warrants had a term of three years and an exercise price of $3.00 per share. The purchasers included J. Shawn Chalmers Revocable Trust, which purchased 150,000 shares of common stock and 90,000 warrants, Joe C. Higday Trust, which purchased 100,000 shares of common stock and 60,000 warrants, Tebo Captial SEP IRA, which purchased 25,000 shares of common stock and 15,000 warrants, Tebo Capital LLC, which purchased 25,000 shares of common stock and 15,000 warrants, and David G. Orscheln, who purchased 50,000 shares of common stock and 30,000 warrants. We paid Great American Investors, Inc., the placement agent for the May 2006 Private Placement, a closing fee of $210,000.

On January 28, 2008, the Company received a (ii) bridge loan in the amount of $200,000, from TITAB LLC, whose managing member is Brad Peters (the “Peters Bridge Loan”), and (ii) bridge loan in the amount of $100,000, from C. Ian Sym-Smith (the “Sym-Smith Bridge Loan”), pursuant to a Note Purchase Agreement, dated January 28, 2008, among the Company, TITAB LLC, and C. Ian Sym-Smith. On March 26, 2008, the bridge loans automatically converted to Purchaser Notes under the Purchase Agreement.

On March 12, 2008, the Company received a bridge loan in the amount of $300,000, from J. Shawn Chalmers (the “Chalmers Bridge Loan”), pursuant to a Note Purchase Agreement, dated March 12, 2008, between the Company and J. Shawn Chalmers. On March 26, 2008, at Mr. Chalmers’s option, the bridge loan was converted to a Purchaser Note under the Purchase Agreement.

Other than the Purchase Agreement, the November 2005 Private Placement, the May 2006 Private Placement, the Peters Bridge Loan, the Sym-Smith Bridge Loan, the Chalmers Bridge Loan, Mr. Sym-Smith’s service as a director of the Company, and Mr. Peters’s service as director of the Company, there are no relationships or arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons).

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders) may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the common stock by one or more of the following methods, without limitation:

•                  Block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  An exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

•                  Ordinary brokerage transactions and transactions in which the broker solicits purchases;

•                  Privately negotiated transactions;

•                  In connection with short sales of company shares;

•                  Through the distribution of common stock by any selling stockholder to its partners, members or stockholders;

•                  By pledge to secure debts of other obligations;

•                  In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•                  Purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

•                  In a combination of any of the above.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers or dealers may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the stocks at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common stock. A selling stockholder may also loan or pledge the common stock offered hereby to a broker-dealer and the broker-dealer may sell the common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

The selling stockholders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities.

We have agreed to pay all expenses incident to the registration of the common in connection with this offering.

We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.

LEGAL MATTERS

The validity of the common stock will be passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2007 and for each of the two years in the period ended December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.